Exhibit 99.1

Company announcement — No. 45 / 2019

Financial calendar for Zealand Pharma in 2020

Copenhagen, December 10, 2019 — Zealand Pharma A/S (“Zealand”) (Nasdaq: ZEAL) (CVR No. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of next generation peptide medicines, announces the following dates for the company’s planned financial reporting in 2020.

Deadline for submission of shareholder proposals to the Annual General Meeting

February 20, 2020

Annual Report 2019

March 12, 2020

Annual General Meeting

April 2, 2020

Interim Report First Quarter 2020

May 14, 2020

Interim Report First Half 2020

August 13, 2020

Interim Report Third Quarter 2020

November 12, 2020

Upon their release, the financial reports will be available at the Company’s website, zealandpharma.com, where information relating to Zealand’s Annual General Meeting 2020 will also be available in due course prior to the meeting.

All dates are subject to NASDAQ deadlines and reporting requirements and are subject to change.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00, investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Søborg), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.